Woodmen Financial Services, Inc.

Statements of Financial Condition

	December 31 2015	2014
Assets		
Cash and cash equivalents	**$ 539,261**	$ 552,460
Receivables from brokers, dealers, and others	**239,460**	195,074
Other receivables	**3,294**	3,282
Prepaid expenses and other assets	**149,719**	118,395
Total assets	**$ 931,734**	$ 869,211
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 190,153**	$ 153,494
Due to parent	**5,599**	10,200
Accounts payable and accrued expenses	**150,902**	191,005
Total liabilities	**346,654**	354,699
Stockholder's equity:		
Common stock, $1 stated value:		
Authorized shares – 50,000		
Issued and outstanding shares – 50,000	**50,000**	50,000
Additional paid-in capital	**15,398,875**	15,098,875
Accumulated deficit	**(14,863,795)**	(14,634,363)
Total stockholder's equity	**585,080**	514,512
Total liabilities and stockholder's equity	**$ 931,734**	$ 869,211

See accompanying notes.